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                           July 23, 2020

       Alex Dunn
       Chief Executive Officer
       Executive Network Partnering Corporation
       137 Newbury Street
       7th Floor
       Boston, MA 02116

                                                        Re: Executive Network
Partnering Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 29,
2020
                                                            CIK No. 0001816261

       Dear Mr. Dunn:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. We note your disclosure that references to trademarks and services marks in the prospectus, such as
CAPSTM, belong to an affiliate of Evercore. Please clarify whether the company has secured
rights to such trademarks and service marks. If the company has not secured such
rights, please add risk factor disclosure or advise.
 Alex Dunn
Executive Network Partnering Corporation
July 23, 2020
Page 2
Summary, page 1

2. We note your disclosure that you believe your CAPSTM structure addresses notable deficiencies of special purpose acquisition companies. Please disclose in the filing how your CAPSTM structure is different from the unit structure of traditional SPACs and clarify why you believe your CAPSTM structure addresses SPAC deficiencies.
3. Please clarify your description of the conversion of the performance shares beginning on page 18, including disclosure of the number of conversion shares based on a range of share prices. Also explain how the performance shareholders would receive cash upon a change of control following a partnering transaction. Finally, disclose in this section of the prospectus whether the terms of the performance shares may be amended.
Management, page 101

4. Please provide the disclosure regarding Mr. Dunn as required by Item 401 of Regulation
      S-K.
        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                            Sincerely,
FirstName LastNameAlex Dunn
                                                     Division of Corporation
Finance
Comapany NameExecutive Network Partnering Corporation
                                                     Office of Real Estate &
Construction
July 23, 2020 Page 2
cc:       Christian Nagler, Esq.
FirstName LastName